ADDENDUM TO PROPOSAL No. 3 OF RTI INC. PROXY STATEMENT
     The fourth and fifth Paragraphs of Proposal No.3 in RTI Inc.'s Proxy Statement dated July 27, 1998 ("Proxy") contained two typographical errors regarding the correct number of First Bridge Warrants which are to be issued as an adjustment and the correct number of Second Bridge Warrants to be issued in the Second Bridge Financing (as such terms are defined in the Proxy.) Such paragraphs should read as follows:

         "The first stage of the Offering (which closed in April 1998) involved a $541,502 bridge financing in the form of nine-month Promissory Notes bearing 10% interest (collectively "First Bridge Notes") and five-year Warrants to purchase an aggregate of 87,501 shares of Common Stock at an exercise price of $4.50 per share ("First Bridge Warrants.") The First Bridge Notes are secured by a security interest in the Company's assets with the understanding that should the Company enter into a borrowing with a financial institution, then the security interest would be converted to a junior and subordinate lien to the lien of such financial institution. The First Bridge Notes will automatically rollover into the Offering upon shareholder approval of this Proposal. If this Proposal is not so approved, the First Bridge Notes will remain debt instruments and become due at maturity. In addition, the Company intends to (i) issue an aggregate of an additional 454,001 First Bridge Warrants to the investors in such offering (to give such investors the same ratio of warrants per dollar invested as granted to those investors in the proposed Second Bridge Financing Described below) and (ii) reduce the exercise price of all of such First Bridge Warrants from $4.50 per share to $3.00 per share. The Company intends to make such adjustments even though it is not contractually obligated to do so.

         The second step contemplates an additional $500,000 bridge financing ("Second Bridge Financing") in the form of one year Promissory Notes bearing 10% interest (collectively "Second Bridge Notes") and four-year Warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $3.00 per share ("Second Bridge Warrants.") The principal amount of the Second Bridge Notes may, at the option of the Holder, rollover into the Offering upon shareholder approval of this Proposal and shall (i) become immediately due and payable and (ii) bear interest at the rate of 20% per annum if the Company does not consummate the Offering within 120 days of the closing of the Second Bridge Financing. Upon the approval of this Proposal, the third step of the Offering contemplates the sale of a minimum of 1,000,000 Units and a maximum of 2,500,000 Units."

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